June 12, 2019

Benjamin Miller
Chief Executive Officer
Fundrise Income eREIT V, LLC
1601 Connecticut Avenue NW
Suite 300
Washington, DC 20009

       Re: Fundrise Income eREIT V, LLC
           Offering Statement on Form 1-A
           Filed May 16, 2019
           File No. 024-11001

Dear Mr. Miller:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed May 16, 2019

General

1. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with disclosure with respect to the availability of that exemption.
2. Please be advised that you are responsible for analyzing the applicability of the
      Investment Advisers Act of 1940 to your external advisor.
3. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of
 Benjamin Miller
FirstName LastNameBenjamin Miller
Fundrise Income eREIT V, LLC
Comapany NameFundrise Income eREIT V, LLC
June 12, 2019
June 12, 2019 Page 2
Page 2
FirstName LastName
         your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust
         II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of
         Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.
4. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated
         October 22, 2007.
5. Please provide us, on a supplemental basis, with your template for future NAV disclosures.
6. We note you state on the cover that your sponsor and an affiliate have committed to purchase an aggregate of 1,500 common shares. You further refer on page 16 to your sponsor and an affiliate's commitment to purchase $100,000 of your common shares.
         Please revise to reconcile this discrepancy.
Summary of Redemption Plan, page 108

7. We note the disclosure on page 108 indicates that the redemption price is a portion of the purchase price less distributions paid less third-party costs. Please revise to quantify the third-party costs, or an estimated range of such costs, showing the effective redemption price after inclusion of such amounts if material. Please clarify if all third-
         party costs will be applied to everyone on an equal basis. In addition, explain how you will inform investors of the third-party costs applicable to a redemption request before expiration of the withdrawal period.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Benjamin Miller
Fundrise Income eREIT V, LLC
June 12, 2019
Page 3

       You may contact Isaac Esquivel, Staff Accountant, at 202-551-3395 or Kristina Marrone,
Staff Accountant, at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at 202-551-7150 or
Jennifer Gowetski, Senior Counsel, at 202-551-3401 with any other questions.



                                                           Sincerely,
FirstName LastNameBenjamin Miller
                                                           Division of
Corporation Finance
Comapany NameFundrise Income eREIT V, LLC
                                                           Office of Real
Estate and
June 12, 2019 Page 3                                       Commodities
FirstName LastName